PROSPECTUS

                                 927,219 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                                ---------------

    This is an offering of shares of common stock of Hughes Supply, Inc. The selling shareholders identified in this Prospectus are offering all of the shares to be sold in the offering. The Company will not receive any proceeds from the offering.

    The Company's common stock is listed on the New York Stock Exchange under the symbol "HUG."

    All expenses relating to the distribution of the shares shall be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the selling shareholders.

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 22, 1998

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Information Incorporated by Reference......................................................................           3
Available Information......................................................................................           3
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           8
Selling Shareholders.......................................................................................          17
Plan of Distribution.......................................................................................          19
Legal Matters..............................................................................................          20
Experts....................................................................................................          20
Index to Consolidated Financial Statements.................................................................         F-1

                     INFORMATION INCORPORATED BY REFERENCE

    The Securities and Exchange Commission (the "Commission") allows the Company to "incorporate by reference" information the Company files with the Commission, which means that the Company can disclose important information to people by referring them to other documents the Company files with the Commission. The information incorporated by reference is considered to be part of this Prospectus. Later information that the Company files with the Commission will automatically update and supersede the information in this Prospectus. The Company incorporates by reference into this Prospectus the documents listed below, and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act"), until the Selling Shareholders sell all the shares:

        (a) The Company's Annual Report on Form 10-K for the year ended January 30, 1998 (File No. 001-08772);

        (b) The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998 (File No. 001-08772);

        (c) The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1998 (File No. 001-08772);

        (d) The Company's Current Report on Form 8-K as filed with the Commission on May 22, 1998 (File No. 001-08772);

        (e) The Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 1998, as filed with the Commission on April 15, 1998 (File No. 001-08772);

        (f) The description of the Company's common stock contained in the Company's statement on Form 8-A as filed with the Commission under Section 12 of the Exchange Act (File No. 001-08772); and

        (g) The description of the rights ("Rights") contained in the Company's statement on Form 8-A as filed with the Commission under Section 12 of the Exchange Act (File No. 001-08772).

    The Company will provide to any person who has received this Prospectus, upon his written or oral request, a free copy of any of the documents mentioned above (not including exhibits to such documents unless such exhibits are specifically incorporated by referenced in the documents). All requests should be directed to Hughes Supply, Inc., Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone number (407) 841-4755.

                             AVAILABLE INFORMATION

    This Prospectus is part of a registration statement (the "Registration Statement") the Company filed with the Commission (Registration No. 333-65825). This Prospectus omits certain of the information contained in the Registration Statement filed by the Company with the Commission. Such information can be inspected at the public reference room at the offices of the Commission.

    The Company files annual, quarterly and special reports, proxy statements, and other information with the Commission. Any person may read and copy any document the Company files at the Commission's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. The Commission may be contacted at 1-800-SEC-0330 for further information on the public reference room. The Company's filings are also available to the public from the Commission's web site at http://www.sec.gov.

    The right to purchase one one-hundredth of a share of the Company's series A junior participating preferred stock, no par value per share, is attached to each share of the Company's common stock, including the common stock offered hereby. Any reference to the Company's common stock in this Prospectus includes such Rights.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING, THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS. AS USED IN THIS PROSPECTUS, THE TERMS "HUGHES SUPPLY" AND "COMPANY" MEAN HUGHES SUPPLY, INC., ITS SUBSIDIARIES AND ITS PREDECESSORS. HUGHES SUPPLY'S FISCAL YEAR ENDS ON THE LAST FRIDAY IN JANUARY OF EACH YEAR. THE FINANCIAL STATEMENTS AND INFORMATION CONTAINED IN THIS PROSPECTUS RETROACTIVELY TAKE INTO ACCOUNT MERGERS ACCOUNTED FOR AS POOLINGS OF INTERESTS, INCLUDING THE COMPANY'S MERGER WITH WINN-LANGE ELECTRIC, INC. ON JUNE 30, 1998.

                                  THE COMPANY

    Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets. Hughes Supply operates primarily in the southeastern, southwestern and midwestern United States. The Company, founded in 1928, distributes over 210,000 products through 420 branches located in 27 states, Mexico and Puerto Rico. Hughes Supply's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, property management companies, municipalities and industrial companies. Industrial companies include companies in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical and marine industries. Management believes that the Company holds a significant market share in a majority of its local markets.

    The Company focuses on distributing products which leverage its strengths in inventory management, specialized sales forces, distribution expertise, credit management and information technology. The Company distributes nine different product groups which it has classified into three main product categories:

       - the electrical and electrical components category, which includes the Company's electrical and electric utilities product groups;

       - the fluid control category, which includes the Company's industrial pipe, plate, valves and fittings, water and sewer, plumbing and water systems product groups; and

       - the specialty products category, which includes the Company's air conditioning and heating, building materials and pool equipment and supplies product groups.

    The Company employs a specialized and experienced sales force for each of its nine product groups. Management believes that no other company competes against Hughes Supply across all of its product groups.

    The Company sells its products to customers in the commercial, residential, infrastructure and industrial markets. In recent years, the Company has focused its internal growth and acquisitions on products used in repair, maintenance, replacement and renovation applications. These products generally offer higher margins and are less dependent on new construction. Management believes that the Company's product, market and geographic diversification helps reduce the impact of economic cycles on its net sales and profitability.

                        GROWTH AND OPERATING STRATEGIES

    GROWTH STRATEGY

    Based on estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1997, and no wholesale distributor accounted for more than 5% of the total market. The Company has established a growth strategy that includes acquisitions and internal growth. Since January 29, 1993, the Company has completed 55 acquisitions representing 224 branches. In this same time period, the Company has also grown internally through increases in comparable branch net sales, 73 new branch openings and the addition of new product groups.

    The Company pursues an active acquisition program to capitalize on the opportunities presented by its industry's substantial size and highly fragmented ownership structure. Management believes that acquisitions generally represent the most cost effective way for the Company to enter new geographic markets. Acquisitions also provide opportunities for the Company to gain market share and to enhance and diversify its product offerings. Each of the Company's significant acquisitions has positively impacted the Company's earnings per share in the first full year following the completion of the acquisition.

    The Company's acquisition strategy focuses on acquiring profitable wholesale distribution businesses with strong management teams and well-developed market positions and customer relationships. The Company categorizes its acquisitions as fill-in acquisitions or new market acquisitions.

    Fill-in acquisitions are generally smaller in size and represent new branches that distribute some of the same product groups as the Company in geographic areas that the Company already services. Since January 29, 1993, the Company has added 49 branches through fill-in acquisitions, and the Company's management believes that significant additional fill-in acquisition opportunities are available.

    New market acquisitions represent the addition of new product groups, primarily within the Company's existing product categories, or the entry into new geographic markets, or both. During the last five fiscal years, the Company has increasingly focused on new market acquisitions in order to:

       - add products and product groups with higher gross margins;

       - increase sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets);

       - achieve greater geographic diversification; and

       - develop additional opportunities for future fill-in acquisitions and new branch openings.

    Since January 1, 1998, Hughes Supply has acquired several wholesale distributors including: (i) Mountain Country Supply, Inc., significantly increasing the Company's plumbing, water and sewer, and air conditioning and heating business in new geographic markets; (ii) International Supply Company, Inc. and affiliated operations, significantly increasing the Company's water and sewer and plumbing business in new geographic markets; (iii) Merex Corporation, increasing the Company's presence in export markets; (iv) Chad Supply, Inc. ("Chad"), the Company's entry into the distribution of repair and maintenance products to the multi-family housing industry; (v) San Antonio Plumbing Distributors, Inc., significantly increasing the Company's plumbing and water and sewer business in existing geographic markets; (vi) Winn-Lange Electric, Inc. ("Winn-Lange"), significantly increasing the Company's electrical business in new geographic markets; and (vii) Douglas Leonhardt and Associates, Inc., significantly increasing the fire protection products and services offered by the Company's water and sewer business in new and existing geographic markets.

    OPERATING STRATEGY

    The Company's operating strategy is focused on decentralizing, at the branch level, customer-related functions such as sales and local inventory management, and centralizing, at the corporate level, certain administrative services such as credit, human resources, finance and accounting, legal and management information systems. Key elements of the Company's operating strategy include:

       - comprehensive and diversified product categories and groups;

       - superior customer service;

       - volume purchasing power;

       - well-trained and experienced workforce;

       - centralized administrative functions; and

       - local market focus.

    Unlike do-it-yourself home center retailers, the Company does not market its products to retailers or retail end-users. Consequently, Hughes Supply differentiates itself with respect to its customer base, breadth of products offered and level of service provided. Management believes that the Company's customers are typically professionals who choose their suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are repeat buyers because of their involvement in longer-term projects, and require specialized services not typically provided by do-it-yourself home center retailers. The Company provides its customers with credit services, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that do-it-yourself home center retailers generally do not cater to.

    As a result of the Company's growth and operating strategies, the Company's net sales increased to $1.9 billion in fiscal 1998 from $881.0 million in fiscal 1994, a compound annual growth rate of 21.9%. In addition, the Company's operating income increased to $87.2 million in fiscal 1998 from $19.1 million in fiscal 1994, a compound annual growth rate of 46.3%; and the number of branches increased to 384 branches at the end of fiscal 1998 from 143 branches at the end of fiscal year 1994, a compound annual growth rate of 28.0%.

                                  RISK FACTORS

    For a discussion of certain risks you should consider before investing in the common stock, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

    Some of the statements contained in this Prospectus including under this "Prospectus Summary", the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section are forward looking. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. The Company cannot assure that such forward-looking statements will prove true. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors". These forward-looking statements speak only as of the date of this Prospectus.

                                  THE OFFERING

Common Stock being offered hereby.........................................    927,219 shares
Common Stock outstanding (as of October 9, 1998) (1)......................        24,068,866
                                                                                      shares
NYSE symbol...............................................................               HUG

------------------------

(1) Includes all shares offered in this offering.

    Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                      FISCAL YEARS ENDED
                                              -------------------------------------------------------------------
                                              JANUARY 28,  JANUARY 27,   JANUARY 26,   JANUARY 31,   JANUARY 30,
                                                 1994          1995          1996        1997 (1)        1998
                                              -----------  ------------  ------------  ------------  ------------
STATEMENTS OF INCOME DATA: (2)
Net sales...................................   $ 880,977   $  1,065,549  $  1,326,978  $  1,619,362  $  1,945,446
                                              -----------  ------------  ------------  ------------  ------------
Operating income............................   $  19,052   $     32,391  $     42,703  $     64,937  $     87,244
                                              -----------  ------------  ------------  ------------  ------------
Net income..................................   $  11,563   $     20,800  $     25,646  $     37,054  $     47,570
                                              -----------  ------------  ------------  ------------  ------------
                                              -----------  ------------  ------------  ------------  ------------
Earnings per share:
  Diluted...................................   $    0.92   $       1.50  $       1.75  $       2.09  $       2.33
                                              -----------  ------------  ------------  ------------  ------------
                                              -----------  ------------  ------------  ------------  ------------
Average shares outstanding:
  Diluted...................................      13,675         13,992        14,647        17,719        20,432
                                              -----------  ------------  ------------  ------------  ------------
                                              -----------  ------------  ------------  ------------  ------------
Cash dividends per share....................   $    0.11   $       0.15  $       0.20  $       0.25  $       0.31
                                              -----------  ------------  ------------  ------------  ------------
                                              -----------  ------------  ------------  ------------  ------------
Pro forma earnings per share: (3)
  Diluted...................................   $    0.78   $       1.25  $       1.52  $       1.95  $       2.21

OPERATING DATA:
Branches at end of period...................         143            173           212           272           384
Comparable branch sales increases (4).......         18%            14%            8%            8%            6%
Gross margin (2)(5).........................       20.0%          20.4%         20.7%         21.2%         21.9%
Operating margin (2)(6).....................        2.2%           3.0%          3.2%          4.0%          4.5%

                                                                                                        AS OF
                                                                                                     JANUARY 30,
                                                                                                        1998
                                                                                                   ---------------
BALANCE SHEET DATA (END OF PERIOD): (2)
Working capital..................................................................................    $   486,106
Total assets.....................................................................................        965,742
Long-term debt, less current portion.............................................................        343,197
Shareholders' equity.............................................................................        421,769

------------------------

(1) Fiscal 1997 represents a 53-week fiscal year.

(2) Data has been restated for transactions accounted for as poolings of interests.

(3) Pro forma earnings per share assumes that the earnings of Subchapter S corporations would have been taxed at the Company's effective rate for each period presented. See Note 2 to the Company's Consolidated Financial Statements.

(4) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

(5) Gross margin equals gross profit divided by net sales.

(6) Operating margin equals operating income divided by net sales.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF THE COMPANY'S COMMON STOCK.

RISK OF ACQUISITION STRATEGY

    A significant portion of the Company's growth strategy is based on the acquisition of other distribution businesses. As part of its regular business operations, the Company pursues suitable acquisition opportunities in selected markets. However, the Company may not continue to be successful in identifying and acquiring appropriate businesses or in obtaining financing for potential acquisitions on satisfactory terms. In addition, the Company may not be successful in integrating acquired businesses into its existing operations. Furthermore, integrating acquired businesses may result in unforeseen operational difficulties or require a disproportionate amount of the Company's management's attention. Future acquisitions may be financed by incurring additional debt or by issuing shares of common stock or other equity-linked securities. Such issuances may be dilutive to the Company's shareholders. Competition for acquisition candidates in the building products industry may increase in which case the cost of completing acquisitions could grow significantly or the Company could stop acquiring other businesses.

DEPENDENCE ON CONSTRUCTION MARKETS

    Demand for the Company's products is highly dependent on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects. Factors influencing the demand for new housing starts and residential renovation projects include interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market depends on the industrial economic outlook, corporate profitability, interest rates and capacity utilization. The factors influencing each of the Company's market segments are not within the Company's control. Since each of the Company's market segments is sensitive to cyclical changes in the economy, future downturns in the economy or lack of improvement in the economy may adversely affect the Company's results of operations. The Company is especially susceptible to economic fluctuations in Florida, which accounted for approximately 33% of the Company's net sales in fiscal 1998 and 28% of the Company's net sales in the first six months of fiscal 1999.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

    The Company distributes construction materials and supplies manufactured by over 8,500 manufacturers and suppliers, no one of which accounted for more than 5% of the Company's total material and supply purchases during fiscal 1998. Although the Company has a widely diversified base of manufacturers and suppliers, the Company may experience product shortages as a result of unanticipated demand or production difficulties. In such cases, manufacturers and suppliers often allocate products among distributors. If the Company is unable to obtain a sufficient allocation of products during a shortage, there may be a short-term adverse effect on the Company's results of operations. The Company has entered into strategic partnerships with certain suppliers. However, if the Company is unable to maintain such strategic partnerships, or if the suppliers cease to offer competitive pricing terms, the Company's results of operations could be adversely affected. The cost of steel, aluminum, copper, nickel alloys and other commodities used in products distributed by the Company can be volatile. Significant fluctuations in the cost of such commodities may have an adverse effect on the Company's results of operations and contribute to cyclicality in the Company's operating performance.

COMPETITION

    The Company operates in the building products industry which is highly competitive and fragmented. The principal competitive factors in the Company's business are:

       - availability of materials and supplies;

       - pricing of products;

       - availability of credit;

       - technical product knowledge as to application and usage; and

       - advisory or other service capabilities.

    The Company competes with other wholesalers, manufacturers who sell certain products directly to contractors and certain customers of the Company. The Company also competes, to a limited extent, with retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractors' tools. The Company's competition varies depending on product line, customer classification and geographic market. The Company may not be successful in responding effectively to competitive pressures, particularly from competitors with substantially greater financial and other resources than those of the Company.

RELIANCE ON EXECUTIVE OFFICERS

    The Company is highly dependent upon the skills, experience and efforts of its executive officers. The loss of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees and on its ability to manage growth successfully. The Company may not be successful in attracting and retaining such employees or in managing its growth successfully, which may in turn have an adverse effect on its results of operations.

LIMITATION ON PAYMENTS OF DIVIDENDS

    The decision to pay dividends and the amount of such payments depends on the Company's results of operations, financial condition, capital requirements and other factors that its Board of Directors deems relevant. The Company is also party to certain debt instruments and agreements that contain provisions limiting the amount of dividends that may be paid by the Company to its shareholders. In the future, the Company may become a party to debt instruments or agreements that may further restrict its ability to pay dividends.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

    The market price for the Company's common stock may fluctuate substantially based on:

       - the Company's operating results;

       - the operating results of other companies in the building products industry;

       - changes in general economic conditions;

       - changes in the financial markets; and

       - other developments affecting the Company or its competitors.

See "Dependence on Construction Markets" above.

CONCENTRATION OF CREDIT RISK

    The Company distributes materials, equipment and supplies for the construction and industrial markets primarily in the southeastern (especially Florida), southwestern and midwestern United States. Approximately 90% of the Company's sales are credit sales made primarily to customers whose ability to pay depends on the economic strength of the construction industry in such regions. Cyclical changes in the economy, future downturns in the economy, or lack of improvement in the economy in such regions could adversely affect the Company's ability to collect its trade accounts receivable and in turn the Company's results of operations.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS

    The Company's sales and net income are seasonal. The Company has historically experienced lower operating results in the first and fourth quarters than in the second and third quarters of its fiscal year. Seasonal variations in operating results may also be significantly increased by weather conditions such as cold and/or wet weather which can delay construction projects. Political and economic events can also affect the Company's revenues. If sales fall below the Company's expectations, its operating results may be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Restated Articles of Incorporation, as amended (the "Restated Articles") and Florida law may make it more difficult for a third party to acquire control of the Company, even if such change in control would benefit shareholders. These provisions may delay or prevent transactions in which shareholders would receive a substantial premium for their shares over then prevailing market prices. These provisions may also limit shareholders' ability to approve transactions they may otherwise believe are in their best interests. Such provisions include:

       - a provision dividing the Board of Directors into three classes of directors elected for staggered three-year terms;

       - a provision authorizing the issuance of preferred stock without shareholder approval; and

       - a provision requiring that certain business combinations receive approval by two-thirds of the Company's voting stock.

SHARES ELIGIBLE FOR FUTURE SALE

    The market price of the Company's common stock could drop if a large number of shares of common stock are sold at any one time, or if a perception that such sales could occur exists.

    There will be 24,068,866 shares of common stock outstanding immediately after the offering. The shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as defined in Rule 144 under the Securities Act.

    The Company has registration statements in effect with respect to all shares issued in connection with acquisitions. Such shares are freely tradable during the effectiveness of the registration statements, unless subject to other restrictions.

YEAR 2000 ISSUE

    Many existing computer programs use only two digits to identify a year in the date field. As the century date change occurs, such programs may recognize the year 2000 as 1900, or not at all. If not corrected, many computer systems and applications could fail or create erroneous results by or at the year 2000 (the "Year 2000 Issue"). The Company is implementing a plan to make its computer systems year 2000 compliant or have its non-compliant systems converted to systems that are expected to be year 2000 compliant. The Company may not be successful in implementing its year 2000 compliance plan. Furthermore, the Company's suppliers, customers and service providers may not sufficiently address their Year 2000 Issues. The failure of such suppliers, customers and service providers to make their systems year 2000 compliant could result in disruptions in the Company's supply of materials, disruptions in its customers' ability to conduct business and interruptions to the Company's daily operations. These events could in turn adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

    The financial data set forth below for fiscal years ended 1994 through 1998 have been derived from the audited consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                              FISCAL YEARS ENDED
                                                      -------------------------------------------------------------------
                                                      JANUARY 28,  JANUARY 27,   JANUARY 26,   JANUARY 31,   JANUARY 30,
                                                         1994          1995          1996        1997 (1)        1998
                                                      -----------  ------------  ------------  ------------  ------------
STATEMENTS OF INCOME DATA: (2)
Net sales...........................................   $ 880,977   $  1,065,549  $  1,326,978  $  1,619,362  $  1,945,446
Cost of sales.......................................     704,907        848,698     1,052,120     1,276,481     1,519,323
                                                      -----------  ------------  ------------  ------------  ------------
Gross profit........................................     176,070        216,851       274,858       342,881       426,123
Operating expenses..................................     157,018        184,460       232,155       277,944       338,879
                                                      -----------  ------------  ------------  ------------  ------------
Operating income....................................      19,052         32,391        42,703        64,937        87,244
Interest and other income...........................       3,677          3,206         5,111         6,241         5,837
Interest expense....................................       6,456          6,813        10,440        14,842        19,257
                                                      -----------  ------------  ------------  ------------  ------------
Income before income taxes..........................      16,273         28,784        37,374        56,336        73,824
Income taxes........................................       4,710          7,984        11,728        19,282        26,254
                                                      -----------  ------------  ------------  ------------  ------------
Net income..........................................   $  11,563   $     20,800  $     25,646  $     37,054  $     47,570
                                                      -----------  ------------  ------------  ------------  ------------
                                                      -----------  ------------  ------------  ------------  ------------
Earnings per share:
  Basic.............................................   $    0.97   $       1.54  $       1.78  $       2.13  $       2.37
  Diluted...........................................   $    0.92   $       1.50  $       1.75  $       2.09  $       2.33
Average shares outstanding:
  Basic.............................................      11,900         13,504        14,418        17,384        20,108
  Diluted...........................................      13,675         13,992        14,647        17,719        20,432
Cash dividends per share............................   $    0.11   $       0.15  $       0.20  $       0.25  $       0.31
Pro forma earnings per share: (3)
  Basic.............................................   $    0.82   $       1.29  $       1.54  $       1.99  $       2.25
  Diluted...........................................   $    0.78   $       1.25  $       1.52  $       1.95  $       2.21
OPERATING DATA:
Branches at end of period...........................         143            173           212           272           384
Comparable branch sales increases (4)...............         18%            14%            8%            8%            6%
Gross margin (2) (5)................................       20.0%          20.4%         20.7%         21.2%         21.9%
Operating margin (2) (6)............................        2.2%           3.0%          3.2%          4.0%          4.5%
BALANCE SHEET DATA (END OF PERIOD): (2)
Working capital.....................................   $ 171,702   $    212,573  $    235,113  $    350,975  $    486,106
Total assets........................................     330,526        418,717       474,574       684,056       965,742
Long-term debt, less current portion................     121,292        127,166       139,165       228,351       343,197
Shareholders' equity................................     116,918        165,427       188,926       299,233       421,769

------------------------
(1) Fiscal 1997 represents a 53-week fiscal year.

(2) Data has been restated for transactions accounted for as poolings of interests.

(3) Pro forma earnings per share assume that the earnings of Subchapter S corporations would have been taxed at the Company's effective rate for each period presented. See Note 2 to the Company's Consolidated Financial Statements.

(4) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for those branches that were open for the entire duration of both periods).

(5) Gross margin equals gross profit divided by net sales.

(6) Operating margin equals operating income divided by net sales.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    As used in Management's Discussion and Analysis of Financial Condition and Results of Operations the term (i) "Company" means Hughes Supply, Inc., its subsidiaries and its predecessors, (ii) "Chad" means Chad Supply, Inc. and (iii) "Winn-Lange" means Winn-Lange Electric, Inc.

    As described in Note 2 of the Notes to Consolidated Financial Statements, in fiscal 1998 and in the first six months of fiscal 1999, the Company entered into business combinations with Chad and Winn-Lange which were accounted for as poolings of interests. Accordingly, all financial data in Management's Discussion and Analysis of Financial Condition and Results of Operations are reported as though the companies have always been one entity. The Company has completed several other acquisitions accounted for as purchases or immaterial poolings. Results of operations of these acquired companies from their respective dates of acquisition have been included in the Company's results of operations. Results of operations for different periods are not necessarily comparable as a result of the Company's acquisition program. Historical and interim results are not necessarily indicative of future performance.

    Certain statements set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, including, but not limited to certain statements made regarding the Year 2000 Issue (as defined below), constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. When appropriate, certain factors that could cause results to differ materially from those projected in the forward-looking statements are enumerated. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto contained herein and in the Company's Form 10-K for the fiscal year ended January 30, 1998.

COMPARISON OF FISCAL YEARS 1996, 1997 AND 1998.

    NET SALES. In fiscal 1998, the Company generated net sales of $1.95 billion, a 20% increase over fiscal 1997 net sales of $1.62 billion. Fiscal 1997 net sales of $1.62 billion increased 22% over fiscal 1996 net sales of $1.33 billion. On a basis comparable to the prior year, the Company experienced same-store sales increases of 6% and 8% for fiscal 1998 and 1997, respectively. The remaining increase in net sales is attributable to newly-opened and acquired branches.

    The same-store sales increase of 6% for fiscal 1998 was below the high single-digit increases the Company has achieved in recent years. This was primarily due to the adverse impact that mild and wet weather had on air conditioning and pool product sales, partially offset by double-digit same-store sales increases in two of the Company's newest product groups, water and sewer and industrial pipe, plate, valves and fittings.

    GROSS MARGIN. Gross margins have been improving steadily over the past three years. Gross margins were 21.9%, 21.2% and 20.7% for fiscal 1998, 1997 and 1996, respectively. The improvement is the result of several factors, including the expansion of product offerings to lines with better margins, efficiencies created with central distribution centers and enhanced purchasing power. Enhanced purchasing power is attributable to increased volume and concentration of supply sources as part of the Company's Preferred Vendor Program.

    OPERATING EXPENSES. Operating expenses in fiscal 1998 were $339 million (or 17.4% of net sales), a 22% increase over fiscal 1997 operating expenses of $278 million (or 17.2% of net sales). Newly-opened branches and recent acquisitions accounted for approximately 20 percentage points of the 22% increase. The remainder of the increase is primarily due to higher personnel expenses, including health care costs, and higher transportation costs associated with the same-store sales growth. The increase in operating expenses as a percentage of sales from 17.2% in fiscal 1997 to 17.4% in fiscal 1998 is primarily the result of unrealized synergies associated with the acquisitions completed in the fourth quarter of fiscal 1998.

    Similarly, approximately 80% of the $46 million increase in fiscal 1997 compared to fiscal 1996, which had operating expenses of $232 million (or 17.5% of net sales), is attributed to newly-opened branches and acquisitions. The remainder of the increase is primarily due to personnel and transportation costs associated with same-store sales growth.

    NON-OPERATING INCOME AND EXPENSES. Interest and other income was $5.8 million in fiscal 1998 compared to $6.2 million in fiscal 1997 and $5.1 million in fiscal 1996. This decrease of $.4 million in fiscal 1998 is primarily due to non-recurring gains recognized on the sale of property and equipment in fiscal 1997. The increase of $1.1 million from fiscal 1996 to fiscal 1997 is primarily the result of improved collection of service charge income on delinquent accounts receivable.

    Interest expense for fiscal 1998, 1997 and 1996 was $19.3 million, $14.8 million and $10.4 million, respectively. The $4.5 million increase in fiscal 1998 is primarily the result of higher borrowing levels, partially offset by lower interest rates, as expansion through business acquisitions has been partially funded by debt financing. Higher borrowing levels were primarily responsible for the $4.4 million increase in interest expense from fiscal 1996 to 1997. Interest rates were relatively stable in fiscal 1997.

    INCOME TAXES. The effective tax rates for fiscal 1998, 1997 and 1996 were 35.6%, 34.2% and 31.4%, respectively. Prior to the mergers with Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") on April 26, 1996, Metals, Incorporated and Stainless Tubular Products, Inc. (collectively, the "Metals Group") on January 24, 1997, Chad on January 30, 1998 and Winn-Lange on June 30, 1998, all of these entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate is higher for fiscal 1998 and 1997 than for fiscal 1996. The Company's effective tax rate for fiscal 1998, 1997 and 1996 would have been approximately 38.7%, 38.6% and 40.6%, respectively, assuming ELASCO, the Metals Group, Chad and Winn-Lange were tax paying entities.

    NET INCOME. Net income in fiscal 1998 increased 28% to $47.6 million from $37.1 million in fiscal 1997. Diluted earnings per share increased 11% to $2.33 in fiscal 1998 compared to $2.09 in fiscal 1997 on 15% more average shares outstanding. These results followed fiscal 1997 increases of 44% and 19% in net income and diluted earnings per share, respectively. Net income and diluted earnings per share in fiscal 1996 were $25.6 million and $1.75, respectively.

    These improved results reflect operating leverage that has been achieved through (i) the Company's acquisition program and the resulting purchasing and administrative synergies and (ii) internal growth. Operating margins (operating income as a percentage of net sales) have steadily improved to 4.5% in fiscal 1998, compared to 4.0% and 3.2% in fiscal 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital in fiscal 1998 amounted to $486 million compared to $351 million and $235 million in fiscal 1997 and 1996, respectively. The working capital ratio was 3.5 to 1, 3.3 to 1 and 2.6 to 1 for fiscal 1998, 1997 and 1996, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support such growth. The Company strives to maintain inventories at levels that support current sales activity but that are not at excessive levels. The Company believes this is accomplished through increased use of central distribution facilities and by investing in resources to improve the efficiency and service capability of its facilities.

    Net cash used in operations was $4.8 million in fiscal 1998 compared to net cash provided by operations of $6.8 million in fiscal 1997 and $20.6 million in fiscal 1996. These changes are primarily due to increases in accounts receivable and inventories resulting from the Company's growth.

    The Company's expenditures for property and equipment were $28.2 million in fiscal 1998, including approximately $11 million for computer and communications hardware and related software and approximately $7 million for new warehouse facilities to support its internal growth. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $24 million in fiscal 1999.

    Principal reductions on long-term debt were $27.5 million for fiscal 1998 compared to $20.0 million and $6.0 million for fiscal 1997 and 1996, respectively. These amounts are attributed primarily to the repayment of debt assumed as a result of certain business acquisitions. Dividend payments of $8.1 million, $8.5 million and $6.1 million during fiscal 1998, 1997 and 1996 included cash dividends of pooled companies totaling $2.8 million, $5.4 million and $4.3 million, respectively.

    As discussed in Note 4 of the Notes to Consolidated Financial Statements, in August 1997 the Company issued $80 million of senior notes in a private placement. The proceeds of this offering were used to reduce indebtedness outstanding under the Company's credit agreement.

    In August 1997, the Company amended its revolving credit agreement with a group of banks. The credit agreement now permits the Company to borrow up to $180 million ($150 million previously). Management believes that the Company has sufficient borrowing capacity, with approximately $30 million available under its existing credit facilities (subject to borrowing limitations under long-term debt covenants) as of January 30, 1998, to fund ongoing operating requirements and anticipated capital expenditures. Future growth and business acquisition opportunities will continue to be financed on a project-by-project basis through additional borrowing or, as circumstances allow, through the issuance of common stock.

BUSINESS ACQUISITIONS

    In addition to the business combination with Chad accounted for as a pooling of interests, during fiscal 1998 the Company acquired several wholesale distributors for approximately $144 million ($48 million in cash and $96 million in stock). In fiscal 1997, consideration paid by the Company for acquisitions (excluding poolings of interests) was approximately $144 million ($100 million in cash and $44 million in stock). Outlays for acquisitions of wholesale distributors in fiscal 1996 (excluding poolings of interests) totaled $15 million ($12 million in cash and $3 million in stock). These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's consolidated financial statements. These acquisitions, along with Chad, were primarily responsible for the Company's increase in the number of its facilities to 384 branches in 27 states as of the end of fiscal 1998, compared to 272 branches in 25 states as of the end of fiscal 1997.

INFLATION AND CHANGING PRICES

    The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, the Company's operating performance is affected by price fluctuations in the cost of steel, aluminum, copper, nickel alloys and other commodities. These commodity price fluctuations have from time to time created cyclicality in the financial performance of the Company and could continue to do so in the future.

    The Company seeks to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 established standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this standard did not affect the Company's financial reporting.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997; however, it is not required to be applied for interim reporting in the initial year of application. The Company is currently evaluating the impact of this statement on the disclosures included in its annual and interim period financial statements.

YEAR 2000 ISSUE

    Many existing computer programs use only two digits to identify a year in the date field. As the century date change occurs, these programs may recognize the year 2000 as 1900, or not at all. If not corrected, many computer systems and applications could fail or create erroneous results by or at the year 2000 (the "Year 2000 Issue").

    The Company has developed plans to address its possible exposures related to the impact of the Year 2000 Issue on each of its internal systems and those of third parties. These plans are expected to be implemented primarily with the use of internal personnel.

    The Company's internal systems consist of its central operating and accounting systems, which handle the majority of its business transactions, and other remote operating systems, which have resulted from the Company's acquisition program. Plans to address the Year 2000 Issue with respect to the Company's internal systems include an assessment phase, a remediation phase and a testing phase.

    The Company has completed an assessment of its central operating and accounting systems. This assessment has resulted in the identification of certain modifications which were necessary to bring these systems into year 2000 compliance. These modifications have been made and are in the final testing phase. Final testing, along with any further remediation efforts necessary to ensure year 2000 compliance, is scheduled for completion in fiscal 1999. Based on the results of initial testing, with respect to these two systems, the Company does not anticipate that the Year 2000 Issue will materially impact its operations or operating results.

    An assessment of the Company's 18 remote operating systems in place as of July 31, 1998 is also complete. These systems are not year 2000 compliant. All such systems are, however, expected to be converted to the Company's central operating and accounting systems or to be modified to ensure year 2000 compliance using vendor-supplied software. The remediation and testing phases for the remote operating systems currently in place are expected to be completed by July 31, 1999. All additional remote operating systems added after July 31, 1998 as a result of the Company's acquisition program will be assessed, remediated and tested to the extent that is necessary to ensure year 2000 compliance.

    Management believes that total pretax costs incurred to date in connection with the Year 2000 Issue have not materially impacted the Company's operating results. Future total pretax costs are estimated to be approximately $2 million through March 2000. This estimate excludes the costs of converting remote operating systems to the Company's central operating and accounting systems because such costs are not expected to be material or the conversion is scheduled to be performed as part of the Company's normal integration activities. Approximately $1 million of the estimated total pretax costs of $2 million are personnel and other expenses related to the Company's Year 2000 Project Team, which is expected to remain intact through the turn of the century. The remaining estimated cost of $1 million is expected to be incurred primarily in connection with the remediation and testing of the Company's remote operating systems.

    The Company believes its planning efforts are adequate to address the Year 2000 Issue and that its greatest risks in this area are primarily those that it cannot directly control, including the readiness of its major suppliers, customers and service providers. Failure on the part of any of these entities to timely remediate their Year 2000 Issues could result in disruptions in the Company's supply of materials, disruptions in its customers' ability to conduct business and interruptions to the Company's daily operations. Management believes that its exposure to third party risk may be minimized to some extent because it does not rely significantly on any one supplier or customer. There can be no guarantee, however, that the systems of other third parties on which the Company's systems and operations rely will be corrected on a timely basis and will not have a material adverse effect on the Company.

    The Company is in the preliminary stages of contacting its major suppliers, customers and service providers regarding their Year 2000 Issues and therefore does not currently have adequate information to assess the risk of these entities not being able to provide goods and services to the Company. However, because the Company believes this area is among its greatest risks, as information is received and evaluated, contingency plans will be established, as the Company deems necessary, to safeguard its ongoing operations. Such contingency plans would include identifying alternative suppliers or service providers, stockpiling certain inventories if alternative sources of supply are not available, evaluating the impact and credit worthiness of non-compliant customers and the addition of lending capacity if deemed necessary to finance higher levels of working capital on an interim basis.

                              SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the ownership of the common stock of the Company by each of the Shareholders listed below (the "Selling Shareholders"). Each of the Selling Shareholders has sole voting and investment power with respect to such shares.

                                                                                                   SHARES BENEFICIALLY
                                                          NUMBER OF SHARES                           OWNED AFTER THE
                                                         BENEFICIALLY OWNED   NUMBER OF SHARES         OFFERING (1)
NAME OF SELLING                                                  AS            REGISTERED FOR    ------------------------
  SHAREHOLDER                                           OF OCTOBER 15, 1998    SALE HEREBY (1)     NUMBER       PERCENT
------------------------------------------------------  --------------------  -----------------  -----------  -----------
David E. Rozier (2)...................................           47,647               47,647              0            *
  3811 Lake Larouge Drive
  Baton Rouge, Louisiana 70816

Raelyn Guy Lewis (2)..................................           31,765               31,765              0            *
  15311 Seven Pines Avenue
  Baton Rouge, Louisiana 70816

Griffin D. Winn (3)...................................          403,069              403,069              0            *
  4545 Langfield Road
  Houston, Texas 77040

Lawrence M. Lange (3).................................          403,069              403,069              0            *
  4545 Langfield Road
  Houston, Texas 77040

Milton H. Cooper, Jr. (3).............................              175                  175              0            *
  4545 Langfield Road
  Houston, Texas 77040

John D. Roberts (3)...................................              175                  175              0            *
  4703 New Park
  Houston, Texas 77041

Arthur P. Brown (3)...................................              175                  175              0            *
  14619 Townsend Court
  Cypress, Texas 77429

W. Mark Patterson (3).................................              175                  175              0            *
  18160 FM 1484
  Conroe, Texas

Daniel R. Ferrari (3).................................           40,269               40,269              0            *
  5507 Three Oaks Circle
  Houston, Texas 77069

Randy Lafferty (3)....................................              175                  175              0            *
  22311 Coriander Drive
  Katy, Texas 77450

James L. Killen (3)...................................              175                  175              0            *
  16310 Jast
  Cypress, Texas 77429

Ted Beyert (3)........................................              175                  175              0            *
  22803 Bucktrout
  Katy, Texas 77449

Teresa Van Sandt (3)..................................              175                  175              0            *
  8118 Coolshire
  Houston, Texas 77070

------------------------

*   Less than 1%

(1) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of their respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

(2) Pursuant to an Acquisition Agreement (the "U.S. Fusion Agreement") dated September 16, 1998 by and among the Company, U.S. Fusion Services, Inc. ("U.S. Fusion"), a Louisiana corporation, David E. Rozier and Raelyn Guy Lewis, the Company exchanged 88,235 shares of common stock of the Company for all of the outstanding shares of U.S. Fusion, subject to adjustment, if necessary, to reflect any change in the net asset value of U.S. Fusion from the assumed value at the date of the U.S. Fusion Agreement to the value determined under the U.S. Fusion Agreement at the closing date. At closing, 8,823 shares of common stock of the Company were delivered under the terms of the Escrow Agreement (as defined in the U.S. Fusion Agreement) and may be returned to the Company or additional shares may be issued to the U.S. Fusion shareholders based upon the finalization of the net asset value of U.S. Fusion on the closing date. See Note (4) below.

(3) Pursuant to an Acquisition Agreement (the "Winn-Lange Agreement") dated June 30, 1998 by and among the Company, Winn-Lange Electric, Inc., ("Winn-Lange") a Texas corporation, Griffin D. Winn, Lawrence M. Lange and Daniel R. Ferrari, the Company exchanged 936,904 shares of common stock of the Company for (i) all of the outstanding shares of Winn-Lange, (ii) the acquisition of certain real estate from the Winn-Lange shareholders (and related parties) and (iii) the assumption and satisfaction of certain debt owed to the Winn-Lange shareholders, subject to adjustment, if necessary, to reflect any change in the net asset value of Winn-Lange from the assumed value at the date of the Winn-Lange Agreement to the value determined under the Winn-Lange Agreement at the closing date. At closing, 89,097 shares of common stock of the Company were delivered in escrow under the terms of the Escrow Agreement (as defined in the Winn-Lange Agreement) and may be returned to the Company or additional shares may be issued to the Winn-Lange shareholders based upon the finalization of the net asset value of Winn-Lange on the closing date. See Note (4) below.

(4) The registration under the Securities Act of the shares offered hereby to permit resale of the shares by the respective Selling Shareholders after the closing of the share exchange was, in each case, a condition of the share exchange under the applicable agreement.

                              PLAN OF DISTRIBUTION

    The Company is registering the Shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Shareholders. Sales of Shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange (the "NYSE"), in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or a combination of such methods of sale, or market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Shareholders.

    The Selling Shareholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The Selling Shareholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Company has agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

    Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the Prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The Company has informed the Selling Shareholders that the anti-manipulative provisions of the Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    Selling Shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

    Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold,
(iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. No sales of more than 500 shares may be made by a donee or pledgee under this Registration Statement unless a supplement to this Prospectus is filed.

                                 LEGAL MATTERS

    Certain legal matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by its General Counsel, Benjamin P. Butterfield, Esq.

                                    EXPERTS

    The Company's Consolidated Balance Sheets as of January 30, 1998 and January 31, 1997 and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the three years in the period ended January 30, 1998 included in this Prospectus and the Company's Consolidated Balance Sheets as of January 30, 1998 and January 31, 1997 and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the three years in the period ended January 30, 1998 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 1998 (which financial statements have not been restated for the pooling of interests with Winn-Lange Electric, Inc.), have been so included and incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of PricewaterhouseCoopers LLP, Independent Certified Public Accountants.............................         F-2
Consolidated Balance Sheets as of January 31, 1997 and January 30, 1998....................................         F-3
Consolidated Statements of Income for the fiscal years ended January 26, 1996, January 31, 1997 and January
  30, 1998.................................................................................................         F-4
Consolidated Statements of Shareholders' Equity for the fiscal years ended January 26, 1996, January 31,
  1997 and January 30, 1998................................................................................         F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 26, 1996, January 31, 1997 and
  January 30, 1998.........................................................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 30, 1998 and January 31, 1997, and the results of their operations and their cash flows for the years ended January 30, 1998, January 31, 1997 and January 26, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Orlando, Florida
March 27, 1998, except as to the
pooling of interests with Winn-Lange
Electric, Inc. which is as of June 30, 1998.

                              HUGHES SUPPLY, INC.

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          JANUARY 31,  JANUARY 30,
                                                                                             1997         1998
                                                                                          -----------  -----------
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.............................................................   $   6,619    $   8,204
  Accounts receivable, less allowance for losses of $4,117 and $3,522...................     209,277      293,837
  Inventories...........................................................................     263,119      353,846
  Deferred income taxes.................................................................      12,761        9,708
  Other current assets..................................................................      13,472       18,625
                                                                                          -----------  -----------
        Total current assets............................................................     505,248      684,220
Property and Equipment, Net.............................................................      78,409      108,068
Excess of Cost over Net Assets Acquired.................................................      89,932      153,775
Deferred Income Taxes...................................................................       2,204        3,438
Other Assets............................................................................       8,263       16,241
                                                                                          -----------  -----------
                                                                                           $ 684,056    $ 965,742
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.....................................................   $   3,108    $     674
  Accounts payable......................................................................     118,078      156,209
  Accrued compensation and benefits.....................................................      17,345       21,272
  Other current liabilities.............................................................      15,742       19,959
                                                                                          -----------  -----------
        Total current liabilities.......................................................     154,273      198,114
Long-Term Debt..........................................................................     228,351      343,197
Other Noncurrent Liabilities............................................................       2,199        2,662
                                                                                          -----------  -----------
        Total liabilities...............................................................     384,823      543,973
                                                                                          -----------  -----------
Commitments and Contingencies (Note 7)
Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences,
    limitations and relative rights to be established by the Board of Directors.........          --           --
  Common stock, par value $1 per share; 100,000,000 shares authorized; 19,575,724 and
    23,437,039 shares issued............................................................      19,576       23,437
  Capital in excess of par value........................................................     110,328      202,210
  Retained earnings.....................................................................     169,329      197,364
  Unearned compensation related to outstanding restricted stock.........................          --       (1,242)
                                                                                          -----------  -----------
        Total shareholders' equity......................................................     299,233      421,769
                                                                                          -----------  -----------
                                                                                           $ 684,056    $ 965,742
                                                                                          -----------  -----------
                                                                                          -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     FISCAL YEARS ENDED
                                                                          ----------------------------------------
                                                                          JANUARY 26,   JANUARY 31,   JANUARY 30,
                                                                              1996          1997          1998
                                                                          ------------  ------------  ------------
Net Sales...............................................................  $  1,326,978  $  1,619,362  $  1,945,446
Cost of Sales...........................................................     1,052,120     1,276,481     1,519,323
                                                                          ------------  ------------  ------------
Gross Profit............................................................       274,858       342,881       426,123
                                                                          ------------  ------------  ------------
Operating Expenses:
  Selling, general and administrative...................................       218,093       261,355       318,923
  Depreciation and amortization.........................................        11,859        15,566        18,727
  Provision for doubtful accounts.......................................         2,203         1,023         1,229
                                                                          ------------  ------------  ------------
        Total operating expenses........................................       232,155       277,944       338,879
                                                                          ------------  ------------  ------------
Operating Income........................................................        42,703        64,937        87,244
                                                                          ------------  ------------  ------------
Non-Operating Income and (Expenses):
  Interest and other income.............................................         5,111         6,241         5,837
  Interest expense......................................................       (10,440)      (14,842)      (19,257)
                                                                          ------------  ------------  ------------
                                                                                (5,329)       (8,601)      (13,420)
                                                                          ------------  ------------  ------------
Income Before Income Taxes..............................................        37,374        56,336        73,824
Income Taxes............................................................        11,728        19,282        26,254
                                                                          ------------  ------------  ------------
Net Income..............................................................  $     25,646  $     37,054  $     47,570
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Earnings Per Share:
  Basic.................................................................  $       1.78  $       2.13  $       2.37
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Diluted...............................................................  $       1.75  $       2.09  $       2.33
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Average Shares Outstanding:
  Basic.................................................................        14,418        17,384        20,108
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Diluted...............................................................        14,647        17,719        20,432
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         COMMON STOCK        CAPITAL IN                 TREASURY STOCK
                                                    -----------------------  EXCESS OF    RETAINED   ---------------------
                                                       SHARES      AMOUNT    PAR VALUE    EARNINGS     SHARES     AMOUNT
                                                    ------------  ---------  ----------  ----------  ----------  ---------
Balance, January 27, 1995, as previously
  reported........................................    13,829,688  $  13,830  $   34,789  $  115,087     163,482  $  (1,688)
  Adjustment for pooling of interests.............       843,146        843        (841)      3,407          --         --
                                                    ------------  ---------  ----------  ----------  ----------  ---------
Balance, January 27, 1995 as restated.............    14,672,834     14,673      33,948     118,494     163,482     (1,688)
  Net Income......................................            --         --          --      25,646          --         --
  Cash dividends--
    $.20 per share................................            --         --          --      (1,971)         --         --
    Pooled companies..............................            --         --          --      (4,348)         --         --
  Stock dividend by pooled company................        43,065         43         246        (289)         --         --
  Shares issued under stock option plans..........         9,985         10         267        (154)   (130,476)     1,347
  Purchase and retirement of common shares........       (29,463)       (29)       (137)       (354)         --         --
  Other acquisitions..............................       253,470        253       2,628          --     (33,006)       341
                                                    ------------  ---------  ----------  ----------  ----------  ---------
Balance, January 26, 1996.........................    14,949,891     14,950      36,952     137,024          --         --
  Net Income......................................            --         --          --      37,054          --         --
  Cash dividends--
    $.25 per share................................            --         --          --      (3,712)         --         --
    Pooled companies..............................            --         --          --      (5,376)         --         --
  Shares issued under stock option and bonus
    plans.........................................       146,350        146         977          --          --         --
  Issuance of shares in public offering...........     2,230,483      2,231      45,962          --          --         --
  Purchase and retirement of common shares........       (21,948)       (22)       (202)       (329)         --         --
  Other acquisitions..............................     2,270,948      2,271      26,639       4,668          --         --
                                                    ------------  ---------  ----------  ----------  ----------  ---------
Balance, January 31, 1997.........................    19,575,724     19,576     110,328     169,329          --         --
  Net Income......................................            --         --          --      47,570          --         --
  Cash dividends--
    $.31 per share................................            --         --          --      (5,966)         --         --
    Pooled companies..............................            --         --          --      (2,794)         --         --
  Shares issued under stock option and bonus
    plans.........................................       172,455        172       1,494          --          --         --
  Purchase and retirement of common shares........       (19,476)       (19)       (234)       (325)         --         --
  Issuance of restricted stock....................        50,000         50       1,250          --          --         --
  Capitalization of undistributed earnings of
    Subchapter S corporation......................            --         --      12,999     (12,999)         --         --
  Other acquisitions..............................     3,658,336      3,658      76,373       2,549          --         --
                                                    ------------  ---------  ----------  ----------  ----------  ---------
Balance, January 30, 1998.........................    23,437,039  $  23,437  $  202,210  $  197,364          --  $      --
                                                    ------------  ---------  ----------  ----------  ----------  ---------
                                                    ------------  ---------  ----------  ----------  ----------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                      FISCAL YEARS ENDED
                                                                             -------------------------------------
                                                                             JANUARY 26,  JANUARY 31,  JANUARY 30,
                                                                                1996         1997         1998
                                                                             -----------  -----------  -----------
Cash Flows from Operating Activities:
  Net income...............................................................   $  25,646    $  37,054    $  47,570
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........................................      11,859       15,566       18,727
    Provision for doubtful accounts........................................       2,203        1,023        1,229
    Other, net.............................................................        (474)        (708)        (626)
  Changes in assets and liabilities, net of effects of business acquisitions:
    (Increase) in accounts receivable......................................     (13,689)     (14,143)     (30,443)
    (Increase) in inventories..............................................     (10,223)     (23,894)     (39,136)
    (Increase) decrease in other current assets............................      (3,775)       4,922       (3,865)
    (Increase) in other assets.............................................        (871)         (67)      (9,061)
    Increase (decrease) in accounts payable and accrued liabilities........      13,341      (10,577)       6,102
    Increase (decrease) in accrued interest and income taxes...............      (1,816)        (839)       1,880
    Increase in other noncurrent liabilities...............................         225          421          408
    (Increase) decrease in deferred income taxes...........................      (1,843)      (1,988)       2,425
                                                                             -----------  -----------  -----------
      Net cash provided by (used in) operating activities..................      20,583        6,770       (4,790)
                                                                             -----------  -----------  -----------
Cash Flows from Investing Activities:
  Capital expenditures.....................................................     (14,713)     (16,898)     (28,185)
  Proceeds from sale of property and equipment.............................       1,292        1,838        1,184
  Business acquisitions, net of cash.......................................     (11,871)    (100,078)     (47,725)
                                                                             -----------  -----------  -----------
      Net cash used in investing activities................................     (25,292)    (115,138)     (74,726)
                                                                             -----------  -----------  -----------
Cash Flows from Financing Activities:
  Net borrowings (payments) under short-term debt arrangements.............      17,268       (6,808)      36,921
  Principal payments on:
    Long-term notes........................................................      (6,038)     (19,985)     (27,481)
    Capital lease obligations..............................................        (844)        (777)      (1,022)
  Proceeds from issuance of long-term debt.................................          --       98,000       80,000
  Proceeds from sale of common stock.......................................          --       48,193           --
  Proceeds from stock options exercised....................................       1,470        1,123        1,373
  Purchase of common shares................................................        (520)        (553)        (578)
  Dividends paid...........................................................      (6,124)      (8,548)      (8,112)
                                                                             -----------  -----------  -----------
      Net cash provided by financing activities............................       5,212      110,645       81,101
                                                                             -----------  -----------  -----------
Net Increase in Cash and Cash Equivalents..................................         503        2,277        1,585
Cash and Cash Equivalents, beginning of period.............................       3,839        4,342        6,619
                                                                             -----------  -----------  -----------
Cash and Cash Equivalents, end of period...................................   $   4,342    $   6,619    $   8,204
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY

    Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction and industrial markets. Major product lines distributed by the Company include electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, plate, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, property management companies, municipalities and industrial companies. Industrial companies include companies in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical and marine industries.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies acquired and accounted for as purchases and immaterial poolings are included from their respective dates of acquisition.

FISCAL YEAR

    The Company's fiscal year ends on the last Friday in January. Fiscal 1998, 1997 and 1996 contained 52 weeks, 53 weeks and 52 weeks, respectively.

CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

    Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

    Buildings and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

Buildings and improvements..............................................  5-40 years
Transportation equipment................................................   2-7 years
Furniture, fixtures and equipment.......................................  2-12 years
                                                                               20-40
Property under capital leases...........................................       years

    Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

EXCESS OF COST OVER NET ASSETS ACQUIRED

    The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 15 to 40 years. At January 30, 1998 and January 31, 1997, goodwill was $153,775 and $89,932, respectively, net of accumulated amortization of $11,098 and $6,045, respectively.

OTHER ASSETS

    The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful lives of the software, not to exceed five years. At January 30, 1998 and January 31, 1997, unamortized software development costs were $8,357 and $1,500, respectively, net of accumulated amortization of $394 and $78, respectively. Amortization of capitalized internal software development costs was $316 and $78 in fiscal 1998 and 1997, respectively. In fiscal 1996, internal software development costs were not material.

IMPAIRMENT OF LONG-LIVED ASSETS

    In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), was issued in March 1995 and was implemented by the Company in fiscal 1997. However, as the Company's previous accounting policy was consistent with the provisions of SFAS 121, there was no impact as a result of adopting the new standard.

REVENUE RECOGNITION

    The Company recognizes revenue from product sales when goods are received by customers.

INCOME TAXES

    Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

STOCK-BASED COMPENSATION

    The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 was effective for fiscal years beginning after December 15, 1995. The Company adopted the provisions for the pro forma disclosure requirements of SFAS 123 in fiscal 1997.

EARNINGS PER COMMON SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 became effective for reporting periods ending after December 15, 1997 and, accordingly, was adopted by the Company commencing in the period ended January 30, 1998. Under the provisions of SFAS 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive potential common shares. The weighted-average number of shares used in calculating basic earnings per share were 20,108,000, 17,384,000 and 14,418,000 for fiscal 1998, 1997 and 1996, respectively. In calculating diluted earnings per share, these amounts were adjusted to include 324,000, 335,000 and 229,000 of dilutive potential common shares for fiscal 1998, 1997 and 1996, respectively. The Company's dilutive potential common shares consist of stock options and restricted stock. Earnings per share data for prior periods was restated to give effect to the Company's adoption of SFAS 128 and the stock split described in Note 8.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The fair value of long-term debt, excluding capital lease obligations, approximated $346,320 at January 30, 1998 and the related carrying value was $342,629.

DEFERRED EMPLOYEE BENEFITS

    The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

RECLASSIFICATIONS

    The Company changed the format of its statements of cash flows from the direct method to the indirect method for purposes of reporting cash flows from operating activities. Accordingly, the statements of cash flows for fiscal 1998, 1997 and 1996 contain certain reclassifications which were made to conform to the Company's current financial statement format.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- BUSINESS COMBINATIONS

    On January 30, 1998, the Company exchanged 1,408,530 shares of the Company's common stock for all of the common stock of Chad Supply, Inc. ("Chad"). Chad is a wholesale distributor of repair and maintenance products to the multi-family housing industry with 18 branches in nine states. Chad was a Subchapter S corporation for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. Chad was included in the Company's U.S. federal income tax return commencing January 30, 1998.

    On June 30, 1998, the Company exchanged 936,904 shares of the Company's common stock for all of the common stock of Winn-Lange Electric, Inc. ("Winn-Lange"). Winn-Lange is a wholesale distributor of electrical supplies and equipment with three branches in Texas. Winn-Lange was a Subchapter S corporation for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. Winn-Lange will be included in the Company's U.S. federal income tax return commencing June 30, 1998.

    The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Chad and Winn-Lange. Chad's and Winn-Lange's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

    Net sales and net income of the separate companies for the periods preceding the Chad and Winn-Lange mergers were as follows:

                                                                                               UNAUDITED
                                                                                                  PRO
                                                                                                 FORMA
                                                                         NET          NET         NET
                                                                        SALES       INCOME      INCOME
                                                                     ------------  ---------  -----------
Fiscal year ended January 26, 1996:
  Hughes, as previously reported...................................  $  1,242,446  $  23,206   $  20,749
  Chad.............................................................        42,882      1,247         741
  Winn-Lange.......................................................        41,650      1,193         748
                                                                     ------------  ---------  -----------
  Combined.........................................................  $  1,326,978  $  25,646   $  22,238
                                                                     ------------  ---------  -----------
                                                                     ------------  ---------  -----------
Fiscal year ended January 31, 1997:
  Hughes, as previously reported...................................  $  1,516,088  $  32,528   $  31,747
  Chad.............................................................        51,483      2,786       1,711
  Winn-Lange.......................................................        51,791      1,740       1,132
                                                                     ------------  ---------  -----------
  Combined.........................................................  $  1,619,362  $  37,054   $  34,590
                                                                     ------------  ---------  -----------
                                                                     ------------  ---------  -----------
Nine months ended October 31, 1997 (unaudited):
  Hughes, as previously reported...................................  $  1,369,125  $  33,198   $  33,198
  Chad.............................................................        49,124      2,715       1,643
                                                                     ------------  ---------  -----------
  Combined.........................................................  $  1,418,249  $  35,913   $  34,841
                                                                     ------------  ---------  -----------
                                                                     ------------  ---------  -----------

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               UNAUDITED
                                                                                                  PRO
                                                                                                 FORMA
                                                                         NET          NET         NET
                                                                        SALES       INCOME      INCOME
                                                                     ------------  ---------  -----------
Fiscal year ended January 30, 1998:
  Hughes, as previously reported...................................  $  1,878,739  $  44,824   $  43,472
  Winn-Lange.......................................................        66,707      2,746       1,782
                                                                     ------------  ---------  -----------
  Combined.........................................................  $  1,945,446  $  47,570   $  45,254
                                                                     ------------  ---------  -----------
                                                                     ------------  ---------  -----------

    Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming Chad and Winn-Lange were tax paying entities. Additionally, in fiscal 1997, the Company merged with certain other Subchapter S corporations, including Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") and Metals, Incorporated and Stainless Tubular Products, Inc. (the "Metals Group"). As Subchapter S corporations, ELASCO and the Metals Group did not pay U.S. federal income taxes in periods prior to the mergers. ELASCO and the Metals Group were included in the Company's U.S. federal income tax return commencing with their mergers with the Company on April 26, 1996 and January 24, 1997, respectively. For purposes of calculating unaudited pro forma net income, ELASCO and the Metals Group were also assumed to be tax paying entities.

    On January 8, 1998, the Company acquired all of the common stock of Mountain Country Supply, Inc. ("Mountain Country"). Mountain Country is a wholesale distributor of plumbing supplies; water and sewer equipment and supplies; and air conditioning and heating equipment and supplies with 10 locations in Arizona. On January 13, 1998, the Company acquired all of the common stock of International Supply Company, Inc. and all of its affiliated operations ("International"). International is a wholesale distributor of water and sewer equipment and supplies, plumbing supplies and industrial pipe, valves and fittings with 38 locations in Texas. The aggregate consideration paid for the Mountain Country and International acquisitions was $96,000, consisting of cash in the amount of $36,870 and the issuance of 2,111,789 shares of common stock. These transactions were accounted for as purchases and the results of operations of Mountain Country and International from their respective dates of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired for Mountain Country and International is being amortized over 40 years by the straight-line method.

    On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries ("PVF"), a wholesale distributor of stainless steel pipe, valves and fittings with 16 locations nationwide. The aggregate consideration paid was $108,984, consisting of cash in the amount of $82,069, the issuance of 1,106,468 shares of common stock and the assumption of $6,436 of bank debt. The transaction was accounted for as a purchase and the results of operations of PVF from the date of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired is being amortized over 40 years by the straight-line method.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table reflects the unaudited pro forma combined results of operations, assuming the Mountain Country, International and PVF acquisitions had occurred at the beginning of each year presented:

                                                                                  FISCAL YEARS ENDED
                                                                              --------------------------
                                                                                  1997          1998
                                                                              ------------  ------------
Net Sales...................................................................  $  1,892,371  $  2,180,227
Net Income..................................................................        44,800        53,214
Earnings Per Share:
  Basic.....................................................................          2.26          2.41
  Diluted...................................................................          2.22          2.37

    The past and future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which as a commodity item can and does fluctuate. As a result of these commodity price fluctuations and the fact that significant price fluctuations could continue to create cyclicality in PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

    During fiscal 1998, 1997 and 1996, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases or immaterial poolings. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

NOTE 3 -- PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                     1997        1998
                                                                                  ----------  ----------
Land............................................................................  $   16,430  $   19,738
Buildings and improvements......................................................      61,448      85,309
Transportation equipment........................................................      25,215      28,719
Furniture, fixtures and equipment...............................................      35,291      43,799
Assets under capital leases.....................................................       9,696       9,407
                                                                                  ----------  ----------
                                                                                     148,080     186,972
Less accumulated depreciation and amortization..................................     (69,671)    (78,904)
                                                                                  ----------  ----------
                                                                                  $   78,409  $  108,068
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4 -- LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                     1997        1998
                                                                                  ----------  ----------
7.96% Senior notes, due 2011....................................................  $   98,000  $   98,000
7.14% Senior notes, due 2012....................................................          --      40,000
7.19% Senior notes, due 2012....................................................          --      40,000
Unsecured revolving bank notes under $180,000 credit agreement, payable August
  17, 2000, fluctuating interest (5.9% to 6.1% at January 30, 1998).............      80,000     105,900
Short-term instruments classified as long-term debt.............................      40,921      50,000
Other notes payable.............................................................      10,274       8,729
Capital lease obligations.......................................................       2,264       1,242
                                                                                  ----------  ----------
                                                                                     231,459     343,871
Less current portion............................................................      (3,108)       (674)
                                                                                  ----------  ----------
                                                                                  $  228,351  $  343,197
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    On May 29, 1996, the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. The notes mature in 2011, bear interest at 7.96% and will be payable in 20 equal semi-annual payments beginning in 2001. Proceeds received by the Company in the private placement of the senior notes were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement (the "credit agreement").

    On August 28, 1997, the Company issued $80,000 of senior notes due 2012 in a private placement. The notes, of which $40,000 bear interest at 7.14% and $40,000 bear interest at 7.19%, will be payable in 21 and 13 equal semi-annual payments beginning in 2002 and 2006, respectively. Proceeds received by the Company from the sale of the notes were used to reduce indebtedness outstanding under the Company's credit agreement.

    On August 27, 1997, in connection with the issuance of the $80,000 of senior notes, the Company entered into an interest rate swap agreement (the "swap agreement"). The swap agreement effectively converts the Company's $40,000 of 7.19% senior notes due 2012 from fixed-rate debt to floating-rate debt based on six month London Interbank Offered Rates (LIBOR) less a predetermined spread of
 .05% (5.86% as of January 30, 1998). The differential is accrued as interest rates change and is recorded as an adjustment to interest expense. As a result of the swap agreement, interest expense decreased by $219 in fiscal 1998. The swap agreement matures in 2012, however, the counterparty has the option to terminate the agreement at any time from May 30, 2000 through November 30, 2011. The estimated fair value of the swap agreement, based on a valuation from an investment bank, approximated $1,091 at January 30, 1998.

    On August 18, 1997, the Company's credit agreement with a group of banks was amended. The credit agreement, as amended, now permits the Company to borrow up to $180,000 (subject to borrowing limitations under the credit agreement) -- $130,000 of which is long-term debt due August 17, 2000, and $50,000 of which is a line of credit convertible to a term note due two years from conversion date. The $50,000 line of credit backs commercial paper. Under the credit agreement, interest is payable at market rates plus applicable margins. Commitment fees of
 .225% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .60 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $38,970 was available at January 30, 1998 for payment of dividends.

    The Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $50,000 and $36,521 as of January 30, 1998 and January 31, 1997 was 6.1% and 5.5%, respectively. In addition, the Company had short-term bank borrowings of $4,400 at a weighted average interest rate of 6.0% as of January 31, 1997.

    The Company's credit agreement enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $50,000 and $40,921 of short-term borrowings at January 30, 1998 and January 31, 1997, respectively, have been classified as long-term debt.

    Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 30, 1998 and in the aggregate are as follows:

FISCAL YEARS ENDING
----------------------------------------------------------------------------------
  1999............................................................................  $      231
  2000............................................................................         636
  2001............................................................................     161,768
  2002............................................................................       9,587
  2003............................................................................      13,342
  Later years.....................................................................     157,065
                                                                                    ----------
                                                                                    $  342,629
                                                                                    ----------
                                                                                    ----------

NOTE 5 -- INCOME TAXES

    The components of deferred tax assets and liabilities at January 30, 1998 and January 31, 1997 are as follows:

                                                                                      1997       1998
                                                                                    ---------  ---------
Deferred tax assets:
  Allowance for doubtful accounts.................................................  $   1,513  $   1,286
  Inventories.....................................................................      3,461      1,445
  Property and equipment..........................................................      1,241      3,184
  Accrued vacation................................................................      1,588      2,252
  Deferred compensation...........................................................        832      1,092
  Other accrued liabilities.......................................................      5,253      3,596
  Other...........................................................................      1,083      1,129
                                                                                    ---------  ---------
      Total deferred tax assets...................................................     14,971     13,984
Deferred tax liabilities:
  Intangible assets...............................................................          6        838
                                                                                    ---------  ---------
Net deferred tax assets...........................................................  $  14,965  $  13,146
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    No valuation allowance has been provided for these deferred tax assets at January 30, 1998 and January 31, 1997 as full realization of these assets is expected.

    The consolidated provision for income taxes consists of the following:

                                                                               FISCAL YEARS ENDED
                                                                         -------------------------------
                                                                           1996       1997       1998
                                                                         ---------  ---------  ---------
Currently payable:
  Federal..............................................................  $  11,676  $  18,399  $  21,058
  State................................................................      1,863      2,911      3,377
                                                                         ---------  ---------  ---------
                                                                            13,539     21,310     24,435
                                                                         ---------  ---------  ---------
Deferred:
  Federal..............................................................     (1,555)    (1,739)     1,500
  State................................................................       (256)      (289)       319
                                                                         ---------  ---------  ---------
                                                                            (1,811)    (2,028)     1,819
                                                                         ---------  ---------  ---------
                                                                         $  11,728  $  19,282  $  26,254
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                                                       FISCAL YEARS ENDED
                                                                      -----------------------------------------------------
                                                                              1996                  1997            1998
                                                                      --------------------  --------------------  ---------
                                                                       AMOUNT        %       AMOUNT        %       AMOUNT
                                                                      ---------  ---------  ---------  ---------  ---------
Tax computed at statutory Federal rate..............................  $  13,081       35.0  $  19,718       35.0  $  25,838
Effect of:
  State income tax, net of Federal income tax benefit...............      1,058        2.8      1,741        3.1      2,459
  Subchapter S corporation earnings.................................     (3,044)      (8.1)    (2,360)      (4.2)    (2,315)
  Nondeductible purchase adjustments................................         43         .1        123         .2        288
  Nondeductible expenses............................................        396        1.1        637        1.1        886
  Other, net........................................................        194         .5       (577)      (1.0)      (902)
                                                                      ---------        ---  ---------        ---  ---------
Income tax expense..................................................  $  11,728       31.4  $  19,282       34.2  $  26,254
                                                                      ---------        ---  ---------        ---  ---------
                                                                      ---------        ---  ---------        ---  ---------


                                                                          %
                                                                      ---------
Tax computed at statutory Federal rate..............................       35.0
Effect of:
  State income tax, net of Federal income tax benefit...............        3.3
  Subchapter S corporation earnings.................................       (3.1)
  Nondeductible purchase adjustments................................         .4
  Nondeductible expenses............................................        1.2
  Other, net........................................................       (1.2)
                                                                            ---
Income tax expense..................................................       35.6
                                                                            ---
                                                                            ---

    Prior to their merger with the Company, ELASCO, the Metals Group, Chad and Winn-Lange were Subchapter S corporations and were not subject to corporate income tax.

NOTE 6 -- EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLANS

    The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 30, 1998 and January 31, 1997, the plan owned approximately 259,000 and 258,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

    Amounts charged to expense for these and other similar plans during fiscal 1998, 1997 and 1996 were $1,581, $2,088 and $2,322, respectively.

BONUS PLANS

    The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,539, $1,544 and $1,354 for fiscal 1998, 1997 and 1996, respectively.

STOCK PLANS

    The Company's stock plans provide for the granting of stock options, restricted stock awards and stock appreciation rights ("SARs"). The stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 2,452,500 shares of common stock to key employees and, with respect to 202,500 of these shares, to directors. Under the plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to December 2006, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

    Under one of its stock plans, the Company can grant up to 375,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both. During fiscal 1998, the Company granted certain employees 50,000 shares of restricted stock with a market value of $1,300 at the date of grant. The market value of the restricted stock was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the shorter of the 10-year vesting period, or the period of time from the date of grant through the date when the employee will reach age 65. In fiscal 1998, this expense amounted to $58.

    The employee plans permit the granting of SARs to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 30, 1998.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    A summary of option transactions during each of the three fiscal years in the period ended January 30, 1998 is shown below:

                                                                                               WEIGHTED-
                                                                                 NUMBER OF      AVERAGE
                                                                                  SHARES     OPTION PRICE
                                                                                -----------  -------------
Under option, January 27, 1995 (509,015 shares exercisable)...................     705,516     $    9.89
  Granted.....................................................................      22,500         12.83
  Exercised...................................................................    (140,311)         8.94
  Cancelled...................................................................      (2,791)         7.36
                                                                                -----------
Under option, January 26, 1996 (494,912 shares exercisable)...................     584,914         10.24
  Granted.....................................................................     172,500         19.58
  Exercised...................................................................     (85,100)         9.05
  Cancelled...................................................................      (6,000)        13.50
                                                                                -----------
Under option, January 31, 1997 (492,312 shares exercisable)...................     666,314         12.78
  Granted.....................................................................     271,991         33.23
  Exercised...................................................................    (112,908)        11.53
  Cancelled...................................................................      (6,000)        13.50
                                                                                -----------
Under option, January 30, 1998 (455,897 shares exercisable)...................     819,397         19.74
                                                                                -----------
                                                                                -----------

    There were 1,208,788 shares available for the granting of options at January 30, 1998.

    The following table summarizes the stock options outstanding at January 30, 1998:

                                                          NUMBER
                                                      OUTSTANDING AT  WEIGHTED-AVERAGE
                                                       JANUARY 30,       REMAINING      WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES                                   1998       CONTRACTUAL LIFE   EXERCISE PRICE
----------------------------------------------------  --------------  ----------------  -----------------
$ 8.00 - $11.75.....................................       260,594           3 Years        $    8.68
 12.08 -  16.92.....................................       126,000           7 Years            13.96
 18.67 -  25.67.....................................       183,303           8 Years            20.03
 33.00 -  34.00.....................................       249,500          10 Years            33.99

    The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its stock option plans. If the fair value estimates had been used to record compensation expense, pro forma net income would have been $47,140, $36,747 and $25,561 in fiscal 1998, 1997 and 1996, respectively, with an immaterial effect on earnings per share. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yields of 1.3% for fiscal 1998, 1997 and 1996; expected volatility of 32% for fiscal 1998 and 33% for fiscal 1997 and 1996; risk-free interest rates of 5.72%, 6.47% and 6.44% for fiscal 1998, 1997 and 1996, respectively; and expected lives of 8 years for fiscal 1998, 1997 and 1996. The weighted-average fair value of options granted during the year was $13.92, $8.76 and $5.70 for fiscal 1998, 1997 and 1996, respectively. The pro forma calculations only include the effects of fiscal 1998, 1997 and 1996 grants. As such, the impact is not necessarily indicative of the effects on reported net income in future years.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

    The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $445, $421 and $238 in fiscal 1998, 1997 and 1996, respectively.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

    The Company leases certain facilities under agreements which are classified as capital leases. The building leases are with a corporation which is owned by two directors and one executive officer of Hughes Supply, Inc. These leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,044, $1,092 and $1,149 for fiscal 1998, 1997 and 1996, respectively. Assets under capital leases are included in the consolidated balance sheets as follows:

                                                                                       1997       1998
                                                                                     ---------  ---------
Property (land and buildings)......................................................  $   9,407  $   9,407
Equipment..........................................................................        289         --
                                                                                     ---------  ---------
                                                                                         9,696      9,407
Accumulated amortization...........................................................     (8,492)    (8,866)
                                                                                     ---------  ---------
                                                                                     $   1,204  $     541
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    In addition, rents under operating leases paid to the related corporation were $96, $220 and $358 in fiscal 1998, 1997 and 1996, respectively.

    Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year as of January 30, 1998, are as follows:

                                                                                      CAPITAL    OPERATING
FISCAL YEARS ENDING                                                                   LEASES      LEASES
-----------------------------------------------------------------------------------  ---------  -----------
  1999.............................................................................  $     565   $  20,673
  2000.............................................................................        377      17,443
  2001.............................................................................        331      14,779
  2002.............................................................................        148      11,208
  2003.............................................................................         74       6,523
  Later Years......................................................................         37      10,552
                                                                                     ---------  -----------
      Total minimum lease payments.................................................      1,532   $  81,178
                                                                                                -----------
                                                                                                -----------
Less amount representing interest..................................................       (290)
                                                                                     ---------
Present value of net minimum lease payments........................................      1,242
Less current portion...............................................................       (443)
                                                                                     ---------
                                                                                     $     799
                                                                                     ---------
                                                                                     ---------

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    Lease-related expenses are as follows:

                                                                               FISCAL YEARS ENDED
                                                                         -------------------------------
                                                                           1996       1997       1998
                                                                         ---------  ---------  ---------
Capital lease amortization.............................................  $     584  $     552  $     518
Capital lease interest expense.........................................        364        290        199
Operating lease rentals (excluding month-to-month rents)...............     13,229     16,544     22,335

LEGAL MATTERS

    The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

NOTE 8 -- CAPITAL STOCK

COMMON STOCK

    In May 1996, the Company sold 2,230,483 shares of its common stock in a public offering which generated net proceeds of $48,193. Proceeds received by the Company from the sale of the common stock were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's credit agreement.

    On May 20, 1997, the Company's Board of Directors declared a three-for-two stock split to shareholders of record as of July 10, 1997. The date of issuance for the additional shares was July 17, 1997. Accordingly, all share and per share data have been restated for periods prior to the stock split.

    On May 20, 1997, the shareholders approved an amendment to the Restated Articles of Incorporation of the Company increasing the number of authorized shares of common stock from 20,000,000 to 100,000,000 shares.

PREFERRED STOCK

    The Company's Board of Directors established Series A Junior Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $100 per share plus any accrued and unpaid dividend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

    The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.0l per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless terminated earlier in accordance with the rights plan.

NOTE 9 -- CONCENTRATION OF CREDIT RISK

    The Company sells its products in the major areas of construction and industrial markets in certain states primarily in the southeast, southwest and midwest United States. Approximately 90% of the Company's sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

NOTE 10 -- SUPPLEMENTAL CASH FLOWS INFORMATION

    Cash paid for interest during fiscal 1998, 1997 and 1996 was $18,107, $14,216 and $10,098, respectively. Cash paid for income taxes during fiscal 1998, 1997 and 1996 was $23,099, $22,735 and $15,729, respectively.

NONCASH INVESTING AND FINANCING ACTIVITIES

    The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                                              FISCAL YEARS ENDED
                                                                      ----------------------------------
                                                                         1996        1997        1998
                                                                      ----------  ----------  ----------
Fair value of:
  Assets acquired...................................................  $   25,120  $  161,198  $  172,546
  Liabilities assumed...............................................     (10,027)    (32,958)    (45,816)
                                                                      ----------  ----------  ----------
Purchase price......................................................  $   15,093  $  128,240  $  126,730
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    Consideration in fiscal 1998, 1997 and 1996 included 2,850,526, 1,420,154 and 286,476 shares of common stock, with fair values of $78,768, $28,162 and $3,222, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                      QUARTER
                                                                   ----------------------------------------------
                                                                     FIRST       SECOND      THIRD       FOURTH
                                                                   ----------  ----------  ----------  ----------
FISCAL 1997
Net sales........................................................  $  372,423  $  421,920  $  435,164  $  389,855
Gross profit.....................................................  $   75,194  $   89,365  $   92,556  $   85,766
Net income.......................................................  $    5,958  $   11,531  $   11,406  $    8,159
Earnings per share:
  Basic..........................................................  $      .41  $      .66  $      .62  $      .43
  Diluted........................................................  $      .40  $      .65  $      .61  $      .42
Average shares outstanding (in thousands):
  Basic..........................................................      14,655      17,461      18,459      19,050
  Diluted........................................................      14,928      17,805      18,804      19,414
Market price per share:
  High...........................................................  $    23.00  $    27.33  $    27.25  $    29.75
  Low............................................................  $    17.75  $    21.08  $    21.42  $    21.33
Dividends per share..............................................  $     .060  $     .060  $     .067  $     .067

FISCAL 1998
Net sales........................................................  $  448,842  $  493,801  $  525,838  $  476,965
Gross profit.....................................................  $   97,056  $  108,282  $  115,294  $  105,491
Net income.......................................................  $    9,301  $   14,129  $   14,669  $    9,471
Earning per share:
  Basic..........................................................  $      .48  $      .72  $      .72  $      .45
  Diluted........................................................  $      .48  $      .71  $      .71  $      .44
Average shares outstanding (in thousands):
  Basic..........................................................      19,255      19,577      20,318      21,266
  Diluted........................................................      19,552      19,952      20,647      21,624
Market price per share:
  High...........................................................  $    24.00  $    26.83  $    35.69  $    36.13
  Low............................................................  $    20.33  $    22.00  $    25.56  $    31.38
Dividends per share..............................................  $     .073  $     .075  $     .080  $     .080

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Company historically performs a detailed analysis of its accounts receivable in the fourth quarter for purposes of determining and recording the write-off of doubtful accounts. In fiscal 1998 and 1997, the Company's collection experience was better than anticipated, resulting in credits of $(179) and $(2,040) in the provision for doubtful accounts for the fourth quarter of the respective years.

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    PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. NEITHER THE COMPANY NOR THE SELLING SHAREHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT AN OFFERING OF SECURITIES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE IN THAT JURISDICTION.

                                 927,219 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                             DATED OCTOBER 22, 1998

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